Low Dose Climara(R) approved for treatment of menopausal symptoms in the US

Berlin, Germany, April 10, 2001; Schering AG, Germany (FSE: SCH; NYSE:SHR) announced today that the U.S. Food and Drug Administration (FDA) recently approved a new, expanded indication for the transdermal patch Climara(R). The once-a-week estrogen replacement therapy Climara(R) 0.025 mg/day (Climara(R) 25) received approval as a starting dose for the treatment of menopausal symptoms.

Climara(R) 25 is now indicated for the treatment of vasomotor symptoms like hot flushes and night sweats as well as long-term prevention against osteoporosis. As a result Climara(R) 25 is now the only estradiol transdermal patch on the US market that provides the lowest effective dose of estrogen proven to treat menopausal symptoms and prevent osteoporosis. Climara(R) 25 was submitted for registration in Europe in March 2001.

Climara(R) was first launched in the US in 1995 in the two strengths 50 and 100 for the treatment of climacteric symptoms and received approval in 1999 for the prevention of osteoporosis. Authorization of this indication is expected soon in Europe and Latin America. Climara(R) is available in four different dosage strengths, enabling physicians to customize the dosage to suit a woman's individual estrogen needs. Advanced 3M technology ensures that the patch is both comfortable and long lasting so that it stays on for an entire week. Climara Pro(TM), a new product which combinates estradiol and levonorgestrel, has been submitted for registration in the United States and is expected to receive approval in 2001.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors.
As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, April 10, 2001
Schering AG
Corporate Communication
For further information please contact:
Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96
Fax: +49-30-468 166 46
eMail: friedrich.vonheyl@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 12057
Fax: +49-30-468 167 10
eMail: astrid.forster@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
eMail: peter.vogt@schering.de